SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

Amendment No. 7

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

Bruce A. Williamson

1717 Main Street, Suite 5200

Dallas, Texas 75201

(214) 979-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Southcross Holdings GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 56,725,598 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 56,725,598 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,725,598 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.0% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)    Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Southcross Holdings LP (“Holdings”), and its 0.02% general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 99% by Holdings and 1% by Southcross Holdings Intermediary LLC, which is owned 100% by Holdings. Southcross Holdings GP LLC (“Holdings GP”) is the non-economic general partner of Holdings. Therefore, Holdings GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)    Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 56,725,598 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 56,725,598 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,725,598 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.0% (2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)    Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Southcross Holdings LP (“Holdings”), and its 0.02% general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 99% by Holdings and 1% by Southcross Holdings Intermediary LLC, which is owned 100% by Holdings. Therefore, Holdings may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)    Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Intermediary LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 56,725,598 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 56,725,598 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,725,598(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.0% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)    Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Southcross Holdings LP (“Holdings”), and its 0.02% general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 99% by Holdings and 1% by Southcross Holdings Intermediary LLC (“Intermediary”). Intermediary is owned of record 100% by Holdings. Therefore, Intermediary may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)    Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 56,725,598 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 56,725,598 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,725,598(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.0% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)    Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Southcross Holdings LP (“Holdings”), and its 0.02% general partner interest is held by Southcross Holdings Guarantor GP LLC (“Guarantor GP”). Therefore, Guarantor GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)    Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 56,725,598 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 56,725,598 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,725,598 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.0% (2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)    Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Therefore, Guarantor may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)    Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 56,725,598 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 56,725,598 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,725,598 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.0% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)    Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“Borrower GP”). Therefore, Borrower GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)    Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 56,725,598 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 56,725,598 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,725,598 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.0% (2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)    Southcross Holdings Borrower LP (“Borrower”) directly owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,019,811 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)    Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed on August 14, 2014, as amended on May 21, 2015, February 18, 2016, April 6, 2016, May 5, 2016, August 17, 2016, and January 12, 2017 (as amended, the “Original Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”), and is being jointly filed by the Reporting Persons with respect to the Common Units, Class B Convertible Units and Subordinated Units of Southcross Energy Partners, L.P. (“SXE”). This Amendment reports and reflects the acquisition of additional Class B Convertible Units. Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The fifth paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

On November 5, 2014, February 9, 2015, May 8, 2015, August 10, 2015, November 9, 2015, May 9, 2016, August 10, 2016, November 14, 2016, February 14, 2017, May 11, 2017, and August 11, 2017, Holdings received 256,078, 260,558, 265,118, 269,758, 274,478, 284,191, 289,165, 294,226, 299,375, 304,615, and 309,946 respectively, Class B PIK Units from the Issuer as distributions on the Class B Convertible Units pursuant to the terms of the Partnership Agreement. Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). On February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units. The Issuer subsequently determined to issue such Class B Convertible Units and issued the 279,303 Class B Convertible Units on May 9, 2016. As of August 15, 2017, Holdings had received a total of 3,386,811 Class B PIK Units from the Issuer as distributions on the Class B Convertible Units.

Item 4. Purpose of Transaction.

The second paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired 2,116,400 of the Common Units, Class B Convertible Units and Subordinated Units as part of the consideration for SXE to acquire TexStar’s Rich Gas System through the Drop-Down Contribution and to establish a structure for common ownership and control of the Common Units, Class B Convertible Units and Subordinated Units through Holdings, as a new holding company of SXE, and its general partner Holdings GP, both of which are owned by SELLC, EIG, and Aggregator. The Reporting Persons acquired an additional 4,500,000 Common Units as part of the consideration for SXE to acquire certain assets through the Holdings Drop-Down Contribution. The Reporting Persons acquired an additional 3,386,811 Class B PIK Units as distributions on the Class B Convertible Units, as described in Item 3 of this Schedule 13D. The Reporting Persons acquired an additional 8,389,188 Common Units pursuant to the Equity Cure Agreement as an equity cure, as further described in Item 3 and Item 6. The Reporting Persons acquired an additional 11,486,486 Common Units in connection with the Fifth Amendment and pursuant to the Equity Cure Agreement, as further described in Item 3 and Item 6. As a result of the relationships described in Item 2 and Item 5 of this Schedule 13D, each of the Reporting Persons may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by Borrower.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a and b) As of August 15, 2017, 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units are outstanding. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date; the initial Class B Conversion Rate is 1.0 (i.e., one

Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period. Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. As a result of the relationship of the Reporting Persons, each of the Reporting Persons is deemed to be the beneficial owner, with shared power to vote or direct the vote and shared power to dispose or direct the disposition, of 56,725,598 Common Units, which constitutes approximately 72.0% of the outstanding Common Units (giving effect to the conversion of all outstanding Class B Convertible Units and Subordinated Units).

Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of Class B PIK Units, in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled to Unpaid Class B PIK Rights. On February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units. The Issuer subsequently determined to issue such Class B Convertible Units and issued the 279,303 Class B Convertible Units on May 9, 2016.

Southcross Holdings GP LLC

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

Southcross Holdings LP

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

Southcross Holdings Intermediary LLC

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

Southcross Holdings Guarantor GP LLC

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

Southcross Holdings Guarantor LP

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

Southcross Holdings Borrower GP LLC

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

Southcross Holdings Borrower LP

Amount Beneficially Owned: 56,725,598 (1)

Percentage: 72.0% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 56,725,598 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 56,725,598 (1)

(1)	Borrower directly owns of record all of the 26,492,074 Common Units representing limited partner interests, 18,019,811 Class B Convertible Units representing limited partner interests and 12,213,713 Subordinated Units representing limited partner interests in SXE of which each Reporting Person has beneficial ownership. Borrower is owned of record 100% by Guarantor, and its non-economic general partner interest is held by Borrower GP, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Holdings, and its 0.02% general partner interest is held by Guarantor GP, which is owned of record 99% by Holdings and 1% by Southcross Intermediary LLC, which is owned 100% by Southcross Holdings LP. Southcross Holdings GP LLC is the non-economic general partner of Holdings
(2)	Based upon 48,559,258 Common Units, 18,019,811 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 15, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.

Pursuant to the Plan, EIG and SXE Aggregator each own 33.33% of each of Holdings GP and Holdings and the Lenders own 33.34% of each of Holdings GP and Holdings.

EIG, together with EIG Management Company, LLC, EIG Asset Management, LLC, EIG Global Energy Partners, LLC, The R. Blair Thomas 2010 Irrevocable Trust, R. Blair Thomas, The Randall Wade 2010 Irrevocable Trust, The Kristina Wade 2010 Irrevocable Trust, and Randall S. Wade are referred to collectively in this Schedule 13D as the “EIG Parties.”

SXE Aggregator, together with TW/LM GP Sub, LLC, Tailwater Energy Fund I LP, TW GP EF-I, LP, TW GP EF-I GP, LLC, TW GP Holdings, LLC, Tailwater Holdings, LP, Tailwater Capital LLC, Jason H. Downie and Edward Herring, are referred to collectively in this Schedule 13D as the “Tailwater Parties.”

(c) There have been no reportable transactions in the Common Units, Class B Convertible Units or Subordinated Units that were effected in the last 60 days by the Reporting Persons or Controlling Persons, except as described above and in Items 3 and 4, which are incorporated by reference in this Item 5(c).

(d) To the knowledge of the Reporting Persons, no other person, other than the Reporting Persons, the EIG Parties, the Tailwater Parties, and the Lenders (and each of their respective direct or indirect affiliates), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Class B Convertible Units or Subordinated Units.

(e) Other than Southcross Energy LLC and Charlesbank Capital Partners, LLC, as previously reported in this Schedule 13D, no other Reporting Person has ceased to the beneficial owner of more than five percent of Common Units, Class B Convertible Units or Subordinated Units.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2017

SOUTHCROSS HOLDINGS GP LLC, a Delaware limited liability company

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS LP, a Delaware limited partnership

BY:	SOUTHCROSS HOLDINGS GP LLC, Its General Partner

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS INTERMEDIARY LLC, a Delaware limited liability company

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR GP LLC, a Delaware limited liability company

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR LP, a Delaware limited partnership

BY:	SOUTHCROSS HOLDINGS GUARANTOR GP LLC, Its General Partner

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER GP LLC, a Delaware limited liability company

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER LP, a Delaware limited partnership

BY:	SOUTHCROSS HOLDINGS BORROWER GP LLC, Its General Partner

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer